FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

22 February 2024 11:00 GMT

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that, on 20 February 2024, an award of the Company's ordinary shares of $0.25 each (Ordinary Shares) under the AstraZeneca Investment Plan (AZIP) vested to Pascal Soriot, Executive Director and Chief Executive Officer.

The AZIP award was granted on 24 March 2016 and was subject to a four-year performance period followed by a four-year holding period before vesting. Application of the performance measures specified at the time of grant resulted in 50% of the AZIP award entering the holding period.

Following the reinvestment of dividends accrued during the performance and holding periods and the withholding of shares to satisfy certain tax obligations arising on vesting, Mr Soriot acquired Ordinary Shares as detailed in the table below:

PDMR	Ordinary Shares acquired under the AZIP
Pascal Soriot	12,345

For tax purposes, the fair market value of an Ordinary Share at vest was 10,418 pence, being the closing price on the last trading day preceding the vesting.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (since it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of Ordinary Shares pursuant to a vesting under the AstraZeneca Investment Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	12,345
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	20 February 2024
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 February 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary